PURCHASE PAYMENTS

Purchase Payments.--An initial purchase payment of at least $1,000 is payable on the Contract Date. Further purchase payments may be made at any time while an annuitant is living and before the Annuity Date. The amount of each payment after the first must be at least $100. We reserve the right to establish a maximum amount.

The initial purchase payment, minus any deduction for state and/or local premium taxes, will be allocated to the subaccounts and/or to the fixed account as you instruct. The minimum amount of a first allocation to a subaccount and/or to the fixed account is $300: the minimum for subsequent allocations is $100 unless we consent to a smaller amount. If, after you have made at least one purchase, we receive a purchase payment without instructions, we will make any deduction for state and/or local premium taxes and allocate the balance in the same proportions as the most recent purchase payment you made.

Additional Amounts.--During the first three contract years, and in contract years thereafter at the discretion of the Company, we will credit an additional 1% to the amount of every purchase payment you make. The Company reserves the right to limit such additional amounts to $1,000 in each contract year.

This additional amount will not be subject to state and/or local premium taxes. The amount will be allocated to the subaccounts and/or to the fixed account in the same proportions as the corresponding purchase payment.

Example 1 On the Contract Date you make a $1,500 purchase to be allocated equally to subaccounts A, B, and C. We will increase that amount by 1% or $15. and allocate $505 to each of Subaccounts A, B, and C. Later in the year you send us a $900 purchase payment, but you don't tell us how it is to be applied. We will increase that amount by 1% or $9 and, based on the most recent purchase, the one made on the Contract Date, we would make a $303 purchase for each of Subaccounts A, B, and C.

Example 2: If in the example above your second purchase payment had been $200 instead of $900, we would have the right not to make the purchase without first contacting you to find out how the purchase payment is to be applied. This is because the $200 purchase payment was not enough to make a minimum purchase of $100 for each of the three subaccounts. The purchase would be made when we receive your instructions at our Service Office.


                                   BENEFICIARY

You may designate or change a beneficiary. Your request must be in writing and in a form which meats our needs. It will take effect only when we file it at our Service Office: this will be after you sand the contract to us to be endorsed, if we ask you to do so. Than any previous beneficiary's interest will and as of the date of the request. It will end than even if no annuitant is living when we file the request. Unless otherwise stated, we will make payment to the beneficiary only if the last surviving or sole annuitant dies before the Annuity Date. Any beneficiary's Interest is subject to the rights of any assignee of whom we know.

When a beneficiary is designated, any relationship shown is to the Annuitant {First Annuitant if two annuitants are named on page 3} unless otherwise stated.

To show priority, we may use numbered classes, so that the class with first priority is called class 1, the class with next priority is called class 2, and so on. When we use numbered classes, these statements apply to beneficiaries unless the form states otherwise: (In these provisions and in the Example the term annuitant refers, where two annuitants are named, to the last surviving annuitant.)

1. One who survives the annuitant will have the right to be paid only if no one in a prior class survives the annuitant.

2. One who has the right to be paid will be the only one paid if no one else in the same class survives the annuitant.

3. Two or more in the same class who have the right to be paid will be paid in equal shares.

4. If none survives the annuitant, we will pay in one sum to the annuitant's estate.

Example: Suppose the class I beneficiary is Jane and the class 2 beneficiaries are Paul and John. If the annuitant dies before the Annuity Date, we owe Jane the proceeds if she is living at the annuitant's death. We owe Paul and John the proceeds if they are living then but Jane is not. But if only one of them is living, we owe him the proceeds. If none of them is living, we owe the annuitant's estate.

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